SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated September 2, 2005.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

CGI-AMS acquires Silver Oak Solutions to capitalize upon emerging procurement BPS and ITO markets

Boston, Massachusetts, September 2, 2005 -  CGI-AMS Inc., the wholly-owned U.S. operating subsidiary of CGI Group Inc. (TSX: GIB.SV.A; NYSE: GIB), today announced that it has acquired Silver Oak Solutions.

A privately-held corporation with revenues of approximately US$23 million, Silver Oak is a leading provider of spend management solutions that identify, create, and sustain measurable cost savings in procurement spending for clients in both the government and commercial sectors. Founded in 1999, Silver Oak employs 100 senior-level professionals who serve clients from offices in Boston, New York, Philadelphia, and San Francisco.

“Increasingly our clients require procurement services beyond spend management consulting solutions,” said John West, chairman and founder of Silver Oak. “In order to meet this need we are expanding our offering and growing our business by joining CGI-AMS, a world leader in business process and IT outsourcing services.” Dean Dorman, president and CEO added, “Together, Silver Oak and CGI-AMS will offer our clients the first truly source-to-pay procurement solution.”

Mike Keating, senior vice-president leading CGI operations in Western United States added, “Silver Oak is the recognized leader in the delivery of high quality spend management solutions that produce tangible results. Their capabilities, combined with CGI-AMS’s industry focus and solutions allows our combined team to offer more comprehensive consulting, ITO and BPS services. In particular, this combination brings synergies with our government purchasing solutions, used by hundreds of state and local governments, and our electronic procurement offering for the public sector. We are very excited to welcome our new team to CGI-AMS and look forward to demonstrating our extensive combined capabilities to our clients.”

About CGI-AMS

CGI-AMS Inc. is the wholly-owned U.S. operating subsidiary of CGI Group Inc. Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.8 billion (US$3.0 billion) and at June 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$10 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Jane Watson

Vice-president, investor relations

(416) 945-3616

Ronald White

Director, investor relations

(514) 841-3230

Media relations

Eileen Murphy

Director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: September 2, 2005	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary